 FORM 51-102F3

Material Change Report

Item 1:	Name and Address of Company

Pacific North West Capital Corp. 650-555 West 12th Avenue Vancouver, B.C. V5Z 3X7

Item 2:	Date of Material Change:

February 7, 2012

Item 3:	News Release:

News release dated & issued on February 7, 2012 was disseminated through Canada News Wire.

Item 4:	Summary of Material Change:

Pacific North West Capital Corp. (TSX: PFN; OTCQX: PAWEF; Frankfurt: P7J) announced that it has received its Mining Lease for its 100% owned River Valley PGM‐Gold Property, 70 km from Sudbury, Ontario.

Item 5:	Full Description of Material Change:

Pacific North West Capital Corp. (TSX: PFN; OTCQX: PAWEF; Frankfurt: P7J) announced that it has received its Mining Lease for its 100% owned River Valley PGM‐Gold Property, 70 km from Sudbury, Ontario.

The Mining Leases give PFN security of title on the land and the exclusive right to mine the River Valley deposit. The Mining Leases include surface rights that allow for siting of project infrastructure and processing facilities. The Mining Leases are for a period of 21 years (commencing on November 1, 2011) and are renewable.

See the full news release dated February 7, 2012 attached hereto.

Item 6:	Reliance on subsection 7.1(2) of National Instrument 51-102:

If this Report is being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102, state the reasons for such reliance.

Not Applicable.

Item 7:	Omitted Information

Not Applicable

Item 8:	Executive Officer

Coreena Hansen, Corporate Secretary Telephone: 604-648-1420 Facsimile: 604-685-6550

Item 9:	Date of Report

February 8, 2012

For Immediate Release		NEWS RELEASE
TSX: PFN OTCQX: PAWEF Frankfurt: P7J	Toll Free 1.800.667.1870	www.pfncapital.com

Pacific North West Capital Corp. Announces Receipt of Mining Leases
for its River Valley PGM Project, Sudbury, Ontario

  PFN received the Mining Leases for its 100% owned River Valley PGM Property
  River Valley is one of North America's most advanced primary platinum group metal exploration projects
  PFN’s goal for exploration is to at least double the size of the resource in order to establish a more robust open pit mine projec

February 7, 2012, Vancouver, Canada – Pacific North West Capital Corp. (TSX: PFN; OTCQX: PAWEF; Frankfurt: P7J) is pleased to announce that it has received its Mining Lease for its 100% owned River Valley PGM‐Gold Property, 70 km from Sudbury, Ontario.

The Mining Leases give PFN security of title on the land and the exclusive right to mine the River Valley deposit. The Mining Leases include surface rights that allow for siting of project infrastructure and processing facilities. The Mining Leases are for a period of 21 years (commencing on November 1, 2011) and are renewable.

Harry Barr, CEO of PFN commented, “Receiving River Valley’s mining lease is a major step forward for Pacific North West Capital Corp. and marks another important milestone on the path to development at River Valley located only one hundred kilometres from the nickel‐copper‐PGM smelting and refining activities in Sudbury, Ontario. PFN’s goal is to at least double the size of the resource in order to establish a more robust open pit mine project. We are grateful to the Ontario’s government for its support and we look forward to the successful development of the River Valley Project”.

The Mining Leases cover an area of 5381.1 hectares, including 4,756.2 hectares of Surface and Mining Rights and an additional 624.9 hectares of Mining Rights. The Mining Leases cover all of the NI43-101 mineral resources of the River Valley PGM Project.

About River Valley Project

On April 20, 2011 PFN announced that it commenced the Phase I of a $5,000,000, 15,500 metre drill program for its 100% owned River Valley PGM Project. As of October 2011, PFN completed more than 13,500 metres of drilling and more than 140 line km of 3D IP geophysics survey. Work to date at River Valley suggests that the best potential for economic accumulations of PGM-Cu-Ni sulphide mineralization is within the Breccia Zone. This zone includes the main mineralized breccia or main zone. The main zone occurs within about 20 metres of the intrusive contact with Archean gneisses. This contact zone extends for over 9 km of prospective strike length, hosting the current defined resource. The latest mineral resource estimate in accordance with the guidelines set out by NI43‐101 was published in 2006 and the results are summarized as follows:

NI43-101 Compliant 2006 Mineral Resources for River Valley

  Measured Resources:
  7.99 million tonnes grading 1.33 g/t p palladium,  0.44 g/t platinum, 0.08 g/t gold, 0.12% copper and 0.02% nickel using a cut-off grade of 1.00 g/t palladium + platinum (Pd+Pt).
  Indicated Resources:
  11.31 million tonnes grading 1.08 g/t palladium,  0.36 g/t platinum,0.07 g/t gold, 0.10% copper and 0.02% nickel using a cut-off grade of 1.00 g/t Pd+Pt.
  Inferred Resources:
  0.88 million tones grading 1.36 g/t palladium,, 0.47 g/t platinum , 0.07 g/t gold, 0.10% copper and 0.02% nickel using a cut-off grade of 1.00 g/t Pd+Pt

PFN’s objective for River Valley is to delineate sufficient resources to establish a multi-million tonne open pit PGM mine.  Completion of a new NI43-101 mineral resource estimate is scheduled for the end of the first quarter of 2012.

Figure 1- Location Map of River Valley Mining Lease and Current Resource Area

Qualified Person Statement

This news release has been reviewed and approved for technical content by Ali Hassanalizadeh M.Sc. P.Geo, Vice President, Exploration for PFN a Qualified Person under the provisions of National Instrument 43-101.

About Pacific North West Capital Corp:

Pacific North West Capital Corp. is a mineral exploration company whose corporate philosophy is to be a project generator, explorer and project operator with the objective of optioning/joint venturing its projects through to production. In January 2011, Pacific North West Capital Corp. successfully negotiated the 100% acquisition of the River Valley PGM Project from Anglo Platinum Limited, which makes Anglo Platinum the largest shareholder of PFN. The River Valley PGM project is one of North America's newest and largest primary platinum group metals (PGM) deposits. The project has excellent infrastructure support and is located 100 km from Sudbury, Ontario, one of Canada’s largest mining centres with two large mineral processing facilities that have excess capacity.

Pacific North West Capital Corp. is well-funded with an experienced management team and the ability to take advantage of its growing asset base in platinum group metals (defined as “PGM” above), gold and base metals. To that end, the Company is in the process of adding key technical and financial people to our management, advisory team and board of directors. PFN has approximately $5.4 million in working capital and securities and no debt.

The Company has PGM, gold and base metal projects in BC, Ontario, Saskatchewan and Alaska and continues to acquire additional PGM, precious metals and base metals projects on an international scale.

The Company has recently begun significantly expanding its PGM project portfolio in Canada and the U.S. (Alaska) and will be releasing updates when these acquisitions have been completed.

Pacific North West Capital Corp. is an International Metals Group Company.
(www.pfncapital.com)

Please send requests for further information to:

Harry Barr	Bill Stone
Chairman & CEO	President & COO
Pacific North West Capital Corp.	Pacific North West Capital Corp.
Tel: 604-685-1870	Tel: 416-368-5268
Email: hbarr@pfncapital.com	Email: bstone@pfncapital.com

On behalf of the Board of Directors

Harry Barr
Chairman and CEO

Disclaimer: This news release may contain certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with The Toronto Stock Exchange, British Columbia Securities Commission and the United States Securities & Exchange Commission.